Exhibit 99.3

Annex A

The below reflects transactions in Class A Shares by the Reporting Persons since February 12, 2026, each of which occurred in the open market or in block trades where indicated:

| Date | Amount | Average Price Per Share | Price Range Per Share | Transacting Party | Buy/Sell |
|---|---|---|---|---|---|
| 02/12/2026 | 1,500,000 | $18.00 | Block | HFA | Buy |
| 02/12/2026 | 400,000 | $17.75 | Block | HFA | Buy |
| 02/12/2026 | 50,000 | $18.00 | Block | (1) | Buy |
| 02/12/2026 | 100,000 | $17.66 | $17.25 to $17.87 | (1) | Buy |
| 02/18/2026 | 59,749 | $18.01 | $17.90 to $18.05 | HFA | Buy |
| 02/19/2026 | 15,850 | $18.87 | $18.35 to $19.195 | HFA | Buy |
| 02/20/2026 | 28,500 | $19.21 | $18.93 to $19.26 | HFA | Buy |
| 02/23/2026 | 21,255 | $18.86 | $18.55 to $19.18 | HFA | Buy |
| 02/23/2026 | 68,052 | 19.15 | Block | HFA | Sell |
| 02/24/2026 | 2,800 | $18.92 | $18.88 to $18.93 | HFA | Buy |
| 02/25/2026 | 21,854 | $18.80 | $18.64 to $18.985 | HFA | Buy |
| 02/26/2026 | 10,652 | $18.79 | $18.73 to $18.815 | HFA | Buy |
| 02/27/2026 | 7,484 | $18.90 | $18.61 to $19.075 | HFA | Buy |
| 03/03/2026 | 25,000 | $19.00 | Block | HFA | Buy |
| 03/03/2026 | 25,000 | 19.00 | Block | (1) | Sell |
| 03/04/2026 | 1,400 | $18.93 | $18.93 to $18.94 | HFA | Buy |

Exhibit 99.3

| Date | Amount | Average Price Per Share | Price Range Per Share | Transacting Party | Buy/Sell |
|---|---|---|---|---|---|
| 03/05/2026 | 1,210 | $18.94 | $18.92 to $18.95 | HFA | Buy |
| 03/06/2026 | 50,000 | $18.59 | $18.555 to $18.68 | HFA | Buy |
| 03/09/2026 | 3,000 | $18.80 | $18.79 to $18.80 | HFA | Buy |
| 03/10/2026 | 7,120 | $19.25 | $19.04 to $19.33 | HFA | Buy |
| 03/11/2026 | 25,000 | $18.87 | $18.590 to $19.575 | HFA | Buy |
| 03/12/2026 | 2,843 | $18.60 | $18.41 to $18.685 | HFA | Buy |
| 03/16/2026 | 10,000 | $18.50 | $18.395 to $18.600 | HFA | Buy |
| 03/17/2026 | 10,000 | $18.77 | $18.71 to $18.820 | HFA | Buy |
| 03/18/2026 | 9,350 | $18.54 | $18.42 to $18.66 | HFA | Buy |
| 03/19/2026 | 30,000 | $18.45 | $18.315 to $18.49 | HFA | Buy |
| 03/20/2026 | 322,636 | $18.35 | $18.28 to $18.405 | HFA | Buy |
| 03/23/2026 | 26,423 | $18.54 | $18.365 to $18.61 | HFA | Buy |

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Shares purchased/sold at each separate price within the price ranges set forth on the table above.

(1) Reflects sales by funds or accounts over which Blackstone Holdings I L.P. may be deemed to have indirect voting and dispositive power.